Exhibit 21.01

SUBSIDIARIES

NAME OF THE SUBSIDIARY	STATE OF INCORPORATION

Daniel M. Friedman & Associates, Inc.	New York
Diva Acquisition Corp.	Delaware
Adesso-Madden, Inc.	New York
Madden Direct, Inc.	Delaware
Steven Madden Construction Corp.	Delaware
Steven Madden Retail, Inc.	Delaware
Shoe Biz, Inc.	Delaware
Stevies, Inc.	Delaware
Unionbay Men’s Footwear, Inc.	Delaware